June 25, 2021

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention: Jenn Do and Kevin Vaughn

Re: Strongbridge Biopharma plc

Form 10-K for the fiscal year ended December 31, 2020

Filed March 3, 2021

File No. 001-37569

Ladies and Gentlemen:

This letter is submitted on behalf of Strongbridge Biopharma plc (the “Company”) in response to comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated May 21, 2021, with respect to the Company’s above-referenced Annual Report on Form 10-K (the “Form 10-K”). For convenience, the Staff’s comments are reproduced below in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis,
page 52 Results of Operations, page 56

1.	We note your disclosure on page 54 that "We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, including the use of information and data provided to us by our external research and development vendors and clinical sites." Further, you disclose that "We do not allocate personnel-related research and development costs, including stock-based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development." Tell us whether you track your external research and development costs by product candidate. If so, please revise your future filings to provide a breakdown of your costs by product candidate for each period presented. To the extent the information is not known, revise your future filings to disclose that fact.

Response: In response to the Staff’s comment, the Company will disclose in its future filings a breakdown of its external costs by product candidate for each period presented.

2.	You state on page 56 that product sales from Keveyis increased "primarily due to an increase in the number of patients on Keveyis and an increase in price." Please revise your future filings to disclose the extent to which each factor has contributed to the change in revenues if known. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will disclose in its future filings the extent to which each factor (i.e., number of patients and price) has contributed to the change in revenues.

3.	You also disclose on page 56 that cost of sales decreased due to "changes in the assumptions underlying the allocation between the purchase price of our inventory and the supply agreement." Please explain to us and revise your future filings to more clearly disclose the underlying factors and to disclose how such changes in assumptions resulted in a 42% decrease in cost of sales during 2020 when there was an increase in sales of the same percentage. We note the same reason is provided in each of the interim periods ended June 30, 2020, September 30, 2020, and March 31, 2021.

Response: In connection with its purchase of Keveyis from Taro Pharmaceuticals (“Taro”) in 2016, the Company also entered into a Supply Agreement with Taro. The Company has determined that the supply price payable by it under the terms of the Supply Agreement exceeds fair value by $29.3 million, for which it recorded an increase to its acquired developed product rights intangible asset for Keveyis and a corresponding supply agreement liability. This liability is reduced as the Company purchases inventory over the term of the Supply Agreement. The cost of each batch of Keveyis inventory the Company purchases is allocated to the supply agreement liability based on the current forecast of future inventory needs at the time of purchase. The Company’s purchase forecast in its initial years of the commercial launch of Keveyis (launched in April 2017), was significantly higher; therefore, the Company concluded that a higher amount of the cost of each inventory batch purchased should be allocated to inventory (and correspondingly a lower amount of the cost of each inventory batch should be allocated to reduce the supply agreement liability). Corresponding with the initial launch of Keveyis, the Company purchased a substantial amount of inventory to ensure it had enough supply on hand to meet the estimated sales demand. As a result of the Company’s ongoing efforts to evaluate and update its sales forecast for Keveyis, based on actual sales and inventory on hand, beginning in 2019, the Company reduced its inventory purchase forecast to better align with its updated sales forecast. This resulted in a lower amount of the cost of each inventory batch being allocated to inventory (and correspondingly a higher amount of the cost of each inventory batch being allocated to reduce the supply agreement liability). As a result of the reduction in the allocated cost to inventory, the Company’s cost of sales has correspondingly decreased at a per unit level. In response to the Staff’s comment, the Company will disclose in its future filings the underlying factors and assumptions that impact cost of sales.

Please contact the undersigned at (610) 724-5651 if you have any further questions or require any further information.

Sincerely,

/s/ Richard S. Kollender
Richard S. Kollender
President and Chief Financial Officer